SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 18, 2016 between
ETF SERIES SOLUTIONS
and
APTUS CAPITAL ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Aptus Behavioral Momentum ETF	0.79%
Aptus Fortified Value ETF	0.79%
Opus Small Cap Value Plus Fund	0.79%
Opus International Small/Mid Cap Equity Fund	0.89%
Aptus Defined Risk ETF	0.69%
Aptus Collared Income Opportunity ETF	0.79%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 11, 2019.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
      Name: Michael D. Barolsky
      Title: Vice President

APTUS CAPITAL ADVISORS, LLC

By: /s/ J.D. Gardner
      Name: J.D. Gardner
      Title: Founder